Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

		Years Ended December 31,
	2012	2011	2010	2009	2008
Fixed Charges:
Interest expense	$34,213,004	$23,544,582	$8,467,651	$7,118,461	$4,787,748
Imputed interest on the rental expenses	$5,155	$21,036	$44,325	$54,301	$210,437
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—
An estimate of the interest within rental expense	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Total fixed charges	$34,218,159	$23,565,618	$8,511,976	$7,172,762	$4,998,185

Preference Security Dividend:	—	—	—	—	—

Earnings:	-
pre-tax income	$49,773,802	$69,023,073	$62,513,493	$49,409,448	$33,845,605
fixed charges	$34,218,159	$23,565,618	$8,511,976	$7,172,762	$4,998,185
Amortization of capitalized interest	—	—	—	—	—
distributed income of equity investees	—	—	—	—	—
share of pre-tax losses of equity investees	—	—	—	—	—
Less:
interest capitalized	—	196,553	1,096,176	23,375	—
preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
Total earnings	$83,991,961	$92,392,138	$69,929,293	$56,558,835	$38,843,790

Ratios
Earnings to fixed charges	2.45	3.93	8.22	7.89	7,77
Sum of fixed charges and preference dividends to earning	0.40	0.25	0.12	0.13	0.13

Ex. 12.1